March 24, 2010	QMM: NYSE Amex QTA: TSX Venture NR-04-10

QUATERRA ANNOUNCES FIRST ADVANCED PROJECT WITH GOLDCORP UNDER MEXICO INVESTMENT FRAMEWORK AGREEMENT

Selection of Sierra Sabino Project will provide additional funds for exploration in 2010

VANCOUVER, B.C. — Quaterra Resources Inc. (the “Company”) today announced that Goldcorp Inc. (“Goldcorp”; TSX:G; NYSE:GG), has selected the Company’s Sierra Sabino property as an Advanced Project under the terms of the recently signed Investment Framework Agreement.

The Sierra Sabino property is in the Mexican Silver Belt in western San Luis Potosí, Mexico, about 120 kilometers south of Goldcorp’s Peñasquito mine. The property is prospective for intrusive-related precious and base metal mineralization. The Company will conduct the Goldcorp funded first phase of advanced exploration to be completed in the next four months including geologic mapping, an induced polarization (IP) survey and 1,500 meters of core drilling.

Goldcorp may acquire a 65% interest in the Sierra Sabino property by spending US$2 million over a two-year period (including US$1 million in the first year) on advanced exploration and by completing a feasibility study. Thereafter, Goldcorp will solely fund operations at the property until a production decision is made, at which point Quaterra will be responsible for contributing its 35% share of expenditures. Quaterra will continue to be operator of the project until Goldcorp elects to assume that role.

Any Advanced Exploration Expenditure by Goldcorp on the Sierra Sabino property is in addition to the US$10 million committed earlier this year (see press release dated February 10, 2010) by Goldcorp in the form two private placements in Quaterra for generative exploration in central Mexico. Currently, there are 12 properties covering more than 950 square miles included in the Company’s Investment Framework Agreement with Goldcorp.

“The selection of Sierra Sabino by Goldcorp for advanced exploration will free-up additional funds for generative work on the Peñasquito trend,” says Thomas Patton, President and CEO of Quaterra. “It also shows Goldcorp’s level of commitment to our recent agreement to aggressively explore for precious metals in central Mexico.”

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton,
President and CEO, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995.  These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider or the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.